FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Senior Vice President
                                                General Manager of
                                                 Finance & Accounting Division

April 16, 2003


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                                                     April 2, 2003

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan



                 Notice of Purchase of Shares from Subsidiaries


We hereby inform you that Ricoh Co., Ltd. (RICOH) has resolved at its Board of Directors meeting held on March 28, 2003 to purchase its shares from subsidiaries pursuant to the provisions of Article 211-3 of the Commercial Code, and executed the purchase as follows.

1. Type of shares purchased             : Shares of common stock of RICOH
2. Number of shares purchased           : 229,000 shares
3. Aggregate purchase price             : JPY 412,429,000
4. Date of purchase                     : April 1, 2003
5. Method of repurchase                 : negotiated trade
6. Names of subsidiaries                : Ricoh Leasing Company, Ltd.
                                          Ricoh Elemex Corporation
                                          Ricoh Logistics System Co., Ltd.
                                           other 18 subsidiaries


The above refers to the purchase of shares of common stock of RICOH allotted to the subsidiaries that owned Tohoku Ricoh Co., Ltd. shares. This follows from Ricoh Co., Ltd. making Tohoku Ricoh Co., Ltd. a wholly owned subsidiary through share exchange on April 1, 2003, which RICOH had disclosed through Form 6-K filing on December 17, 2002.